FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 19, 2015

Commission File Number: 001-34718

The Royal Bank of Scotland plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

19 November 2015

Approval of Financial Services and Markets Act 2000 Part VII Scheme in respect of IPED securities issued, and IPED deposits accepted, by The Royal Bank of Scotland plc

On 29 September 2015, The Royal Bank of Scotland plc ("RBS plc") announced that it had, with BNP Paribas S.A. ("BNP Paribas") presented a petition (the "Petition") to the Court of Session in Scotland (the "Court") for an order under Part VII of the UK Financial Services and Markets Act 2000 (the "Act") to sanction a banking business transfer scheme in respect of certain securities and deposits and certain assets and liabilities relating to them which form part of RBS plc's structured retail investor products and equity derivatives ("IPED") business to BNP Paribas, acting through its London branch (the "Part VII Scheme") and that a preliminary hearing was held at the Court on 29 September 2015.

On 19 November 2015, the Court pronounced an order (the "Order") under Part VII of the Act, among other matters:

1.
sanctioning, under Section 111 of the Act, the Part VII Scheme under which certain of the assets and liabilities relating to RBS plc's IPED business will be transferred to the London branch of BNP Paribas, immediately  following which the Securities Issuer Role (as defined in the Part VII Scheme) will be transferred from BNP Paribas to BNP Paribas Arbitrage Issuance B.V. ("BNPP IBV");

2.
transferring, under Section 112(1)(a) of the Act, to BNP Paribas with effect from 00:01hrs (GMT) on the "Effective Date" (expected to be 7 December 2015, or such date as BNP Paribas and RBS plc will agree in writing) that part of the undertaking, property and liabilities to which the Part VII Scheme applies (defined in the Part VII Scheme as the Transferring Business), which Order shall not become effective in respect of any Residual Assets and Residual Liabilities of RBS plc (each as defined in the Part VII Scheme) until the relevant Subsequent Transfer Date (as defined in the Part VII Scheme);

3.
transferring, under Section 112(1)(a) of the Act, to BNP Paribas with effect from the Relevant Date (as defined in the Part VII Scheme), all rights, benefits, liabilities and obligations of RBS plc under, or in connection with,  the Transferring Assets and the Transferring Liabilities (each as defined in the Part VII Scheme); and

4.
ordering, under Sections 112(2)(a), 112(2)(c), 112(2A) and 112(2B) of the Act, that the transfer shall be valid and binding on all persons having an interest or right in any of the Transferring Assets or the Transferring Liabilities, notwithstanding any restriction on transferring or otherwise dealing with the same and that the transfer shall take effect as if: (a) there were no requirement to obtain the consent of any person; and (b) there were no contravention or interference with any such interest or right.

Copies of the Order are available on application to CMS Cameron McKenna LLP, Saltire Court, 20 Castle Terrace, Edinburgh EH1 2EN, United Kingdom.

A copy of the document setting out the terms of the Part VII Scheme, a document containing a summary of those terms, the guarantee given by BNP Paribas in respect of BNPP IBV's obligations and a copy of a deed of irrevocable offer entered into by BNP Paribas and BNPP IBV in favour of relevant security holders can be viewed on the following website: http://investors.rbs.com/FSMA-transfer-IPED/.

Copies of undertakings in favour of depositors given by BNP Paribas and copies of undertakings in favour of security holders given by BNP Paribas and BNPP IBV, in each case, to the Court, along with a set of 'frequently asked questions' in relation to the Part VII Scheme, can also be viewed on the following website: http://investors.rbs.com/FSMA-transfer-IPED/.

For Further Information Contact:

RBS Investor Relations Matthew Richardson Head of Debt Investor Relations Tel: +44 (0) 20 7678 1800	RBS Press Office +44 131 523 4205

Disclaimer

No person should place any reliance on the information referred to in this announcement concerning securities in respect of which BNPP IBV is or is not expected to become the issuer, or deposits in respect of which BNP Paribas is or is not expected to become the deposit taker, or any other details of the Part VII Scheme in connection with making an investment decision or for any other purpose and should be aware that changes to the current proposals (including, without limitation, to the identity of the securities in respect of which BNPP IBV may become the issuer or of the deposits in respect of which BNP Paribas may become the deposit taker, the eventual manner in which BNPP IBV may become the issuer of such securities or in which BNP Paribas may become the deposit-taker, the timing pursuant to which BNPP IBV may become the issuer of such securities or to which BNP Paribas may become the deposit-taker or any other details of the Part VII Scheme as set out above) may be made if required, or if determined by RBS plc or BNP Paribas (in their absolute discretion) to be desirable for commercial or other reasons. Accordingly, nothing in this announcement should be taken as (or is) a representation that BNPP IBV will or will not become the issuer of any of the RBS plc securities or that BNP Paribas will or will not become the taker of any of the RBS plc deposits, whether in the manner described in this announcement, in accordance with the timing set out in this announcement, or at all. Investors should refer to http://investors.rbs.com/FSMA-transfer-IPED for information as to the securities in respect of which BNPP IBV is expected to become the issuer or of the deposits in respect of which BNP Paribas is expected to become the deposit taker, as a result of the Part VII Scheme (such information being up-to-date as at the date there indicated). For the avoidance of doubt, this announcement has been prepared and circulated solely for information purposes and does not constitute an offer to any person. If you are in any doubt as to whether there is any tax or other impact on you as a result of the disposal of certain assets and liabilities related to RBS plc's IPED business, as well as associated market-making activities (the "Proposed Transaction") (including the Part VII Scheme), please discuss such matters with your advisers.

Cautionary Statement

Certain statements found in this announcement may constitute "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such "forward-looking statements" reflect management's current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as "anticipate," "believe," "expect," "estimate," "forecast," "intend," "plan," "project" and similar expressions which indicate future events and trends may identify "forward-looking statements". In particular, this announcement includes forward-looking statements relating, but not limited, to the Proposed Transaction (including the Part VII Scheme). Such statements are based on current plans, estimates and projections and are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those projected or implied in the "forward-looking statements".

Certain "forward-looking statements" are based upon current assumptions of future events which may not prove to be accurate. Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this announcement include, but are not limited to: the ability to complete the Part VII Scheme on a timely basis; regulatory or legal changes in the United Kingdom, France, the Netherlands, the United States and any other countries in which the Royal Bank of Scotland group and the BNP Paribas group operate; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; and the success of RBS plc, BNP Paribas or BNPP IBV in managing the risks involved in the foregoing.

Undue reliance should not be placed on "forward-looking statements" as such statements speak only as of the date of this announcement. RBS plc does not undertake to update any forward-looking statement contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this announcement do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 19 November 2015

THE ROYAL BANK OF SCOTLAND plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary